SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2009

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Lima, December 21, 2009

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Dear Sirs,

CREDICORP LTD., in accordance with CONASEV Resolution 107-2002-EF/94.10 for Material Events and Reserved Information and Other Communications, complies with notifying you of the following Material Event:

On December 15 and 17, 2009 Credicorp acquired through the Lima Stock Exchange 31’563,066 common stocks of Alicorp S.A.A. (3.73% of total shares) and 9’788,476 investment stocks of Intradevco Industrial S.A. (25.22% of total investment shares).  The shares were transferred from Grupo Crédito S.A. and from Banco de Crédito del Perú, respectively to Credicorp. This operation represented a re-distribution between companies of the same economic group without altering the control group. The details of Credicorp’s direct and indirect holding in the companies are provided in the enclosed chart.

The transaction was made using own funds and financing obtained by Credicorp from third parties.

	ALICORP S.A.A. (ALICORC1)
	Before December 15, 2009		From December 15, 2009 onwards
	# Shares	%	# Shares	%
Pacífico Peruano Suiza	3,220,000	0.38%	3,220,000	0.38%
Pacifico Vida	710,461	0.08%	710,461	0.08%
Grupo Crédito S.A.	31,563,066	3.73%	0	0.00%
Atlantic Security Bank	36,949,507	4.36%	36,949,507	4.36%
Credicorp Ltd	0	0.00%	31,563,066	3.73%
Total	72,443,034	8.55%	72,443,034	8.55%

	Intradevco Industrial S.A. (INTINDI1)
	Before December 17, 2009		From December 17, 2009 onwards
	# Shares	%	# Shares	%
Banco de Crédito del Perú	14,385	0.04%	0	0.00%
Grupo Crédito S.A.	9,774,091	25.18%	0	0.00%
Credicorp Ltd	0	0.00%	9,788,476	25.22%
Total	9,788,476	25.22%	9,788,476	25.22%

Sincerely,
/s/ Giuliana Cuzquen
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2009

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen Authorized Representative